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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-9
                   Solicitation/Recommendation Statement under
             Section 14(d)(4) of the Securities Exchange Act of 1934
                               -------------------

                             ML Media Partners, L.P.
                            (Name of Subject Company)
                               -------------------

                             ML Media Partners, L.P.
                      (Name of Person(s) Filing Statement)
                               -------------------

                      Units of Limited Partnership Interest
                         (Title of Class of Securities)
                               -------------------

                                     NONE
                    (CUSIP Number of Class of Securities)

                               -------------------

                                 Kevin K. Albert
                                    President
                            ML Media Management Inc.
                           Four World Financial Center
                                   23rd Floor
                               New York, NY 10080
                                 (800) 288-3694


                                    Copy to:

                              Susan D. Lewis, Esq.
                         Sidley Austin Brown & Wood LLP
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 839-5317

       (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)


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Item 1. Subject Company Information.

     (a) The name of the subject company is ML Media Partners, L.P., a Delaware limited partnership (the "Partnership"). The general partner of the Partnership is Media Management Partners, a New York general partnership (the "General Partner") between RP Media Management ("RPMM") and ML Media Management Inc. ("MLMM"). The principal executive offices of both the Partnership and the General Partner are located at Four World Financial Center, 23rd Floor, New York, New York 10080 and the telephone number is (800) 288-3694.

     (b) The class of equity securities to which this Schedule 14D-9 (this "Statement") relates is the Partnership's units of limited partnership interest ("Units"). As of November 1, 2003 there were 187,994 Units issued and outstanding.

Item 2. Identity and Background of Filing Person.

     (a) The name, business address and business telephone number of the Partnership, which is the person filing this Statement, are set forth in Item 1 above.

     (b) This Statement relates to the unsolicited tender offer made by MLMP Acquisition Partners, LLC, a Delaware limited liability company (the "Purchaser"), and Madison Investment Partners 26, LLC, Madison Capital Group, LLC, The Harmony Group II, LLC and Bryan E. Gordon (collectively, the "Co-Bidders"; and together with the Purchaser, the "Offeror") as disclosed in the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "SEC") by the Purchaser on October 30, 2003, as amended November 4, 2003 and November 10, 2003 (the "Schedule TO"). According to the Schedule TO, the Purchaser is offering to purchase up to 18,799 Units, at a purchase price of $601 per Unit, in cash, less the amount of any distributions declared or paid on or after October 30, 2003 in respect of that Unit, with interest thereon from the expiration date of the Offer to the date of payment at the rate of 3% per annum (the "Offer Price"). The offer by the Offeror is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 30, 2003, as supplemented November 4, 2003 (the "Offer to Purchase"), and in the related Agreement of Assignment and Transfer (the "Agreement of Assignment and Transfer"), as each may be supplemented or amended from time to time (which together constitute the "Offer"). The 18,799 Units sought to be purchased by the Purchaser pursuant to the Offer represent slightly under 10% of the outstanding Units. According to the Schedule TO, as of October 20, 2003 the Purchaser's affiliates own 12,123 Units, which is approximately 6.45% of the outstanding Units, and have contractual arrangements to purchase an additional 1,484 Units, or approximately 0.8% of the aggregate number of outstanding Units.

     Based on information in the Schedule TO, the principal business address of the Purchaser and each of the Co-Bidders is 410 Park Avenue, Suite 540, New York, New York 10022 .

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

     (a) Except as described below, there is no material agreement, arrangement or understanding or any material actual or potential conflict of interest between (i) the Partnership or its affiliates and the General Partner or any of its executive officers, directors or affiliates; (ii) the Partnership or its affiliates and the Purchaser or any of its executive officers, directors or affiliates; or (iii) the General Partner or its affiliates and the Purchaser or any of its executive officers, directors or affiliates.

     The Partnership is a limited partnership and has no executive officers or directors. Pursuant to Section 5.1 of the Partnership's Second Amended and Restated Agreement of Limited Partnership dated May 14, 1986, as amended (the "Partnership Agreement"), incorporated herein by reference as Exhibit (e)(1) hereto, the General Partner manages the business and affairs of the Partnership and has authority to make all decisions regarding the business of the Partnership. The responsibilities of the General Partner are carried out by executive officers of either RPMM or MLMM, each a general partner in the General Partner, acting on behalf of the General Partner. The executive officers and directors of RPMM are: I. Martin Pompadur, President, Chief Executive Officer, Chief Operating Officer, Secretary and Director;


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and Elizabeth McNey Yates, Executive Vice President. The executive officers and directors of MLMM are: Kevin K. Albert, President and Director; Angel Morales, Vice President and Director; Curtis W. Cariddi, Vice President, Treasurer and Director; George A. Bitar, Vice President and Director; James V. Bruno, Vice President and Assistant Treasurer.

     To the knowledge of the Partnership, the executive officers, directors and affiliates of the General Partner in the aggregate own less than 1% of the Units.

     Pursuant to the Partnership Agreement, the General Partner receives certain management fees and reimbursements from the Partnership and shares in allocations of profits and losses and distributions from the Partnership.

     Pursuant to the Partnership Agreement, subject to certain limitations set forth therein, the General Partner is paid an annual "Partnership Management Fee", and is reimbursed for its actual, out-of-pocket expenses incurred on behalf of the Partnership in connection with the management of the Partnership. Also pursuant to the Partnership Agreement, subject to certain limitations set forth therein, the General Partner is paid an annual "Property Management Fee", as compensation for supervising the management of the Partnership's media properties (the "Media Properties"), and is reimbursed for its actual, out-of-pocket expenses incurred on behalf of the Partnership in connection with the supervision of the Partnership's Media Properties. In addition, the General Partner, its partners (MLMM and RPMM), and their executive officers, directors and affiliates are entitled to indemnification under certain circumstances (including in connection with certain litigation) from the Partnership pursuant to the Partnership Agreement.

     Also, pursuant to the terms of the Partnership Agreement, after the limited partners of the Partnership (the "Limited Partners"; the General Partner and the Limited Partners being collectively referred to as the "Partners") have received a preferred cash return from distributions of cash and sales proceeds or a preferred allocation of profits from the Partnership, the General Partner is entitled to a disproportionate percentage of any amounts distributed by the Partnership to its Partners or allocations of Partnership profits, respectively.

     (b) On May 4, 1999, Madison Liquidity Investors 104, LLC ("Madison 104"), a Limited Partner and an affiliate of the Purchaser (according to the Schedule
TO), in connection with its request for a list of Limited Partners of the Partnership, entered into a confidentiality agreement (the "Confidentiality Agreement") with the Partnership pursuant to which Madison 104 (on behalf of itself and its affiliates, collectively, "Madison") (a) acknowledged and agreed in using such list to, among other things, comply with all federal and state securities laws and rules and regulations promulgated thereunder and the provisions of the Partnership Agreement, and to use such list solely for the purpose of contacting Limited Partners to inquire as to whether they wish to sell their Units to Madison, and (b) acknowledged that the General Partner has determined not to process for transfer or recognize transfers (other than certain transfers that may be designated as excluded transfers) more than 4.8% of all issued and outstanding Units during any Partnership tax year. Furthermore, the Confidentiality Agreement states that Madison has been advised that transfers of Units are subject to the provisions of the Partnership Agreement and documentation for the transfer of Units must comply with the provisions of the Partnership Agreement, including any numerical or other limitations on the transfer of Units which the Partnership may impose in such year and/or subsequent years and other restrictions set forth in the Partnership Agreement.

     On July 18, 2003, Madison Capital Management, on behalf of Madison Liquidity Investors 115 LLC ("Madison 115"), a Limited Partner and an affiliate of the Purchaser (according to the Schedule TO), requested the list of Limited Partners of the Partnership. The Partnership sent such list of Limited Partners to Madison on July 30, 2003. Pursuant to the Confidentiality Agreement, which requires Madison to provide a copy of any correspondence in final form prior to being sent to Limited Partners, Madison provided the Partnership with a draft of the Schedule TO on October 24, 2003. The Partnership


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has determined not to enforce the foregoing requirement to provide prior notice to the extent such requirement would be contrary to applicable law.


Item 4. The Solicitation or Recommendation.

     (a) Solicitation or Recommendation. At a meeting of the General Partner held on November 4, 2003, at which representatives of RPMM and MLMM, as general partners of the General Partner, participated, the General Partner, on behalf of the Partnership, concluded that the Offer is inadequate and not in the best interest of the Limited Partners, and recommends that the Limited Partners reject the Offer and not tender their Units pursuant to the Offer. A letter to the Limited Partners of the Partnership communicating the Partnership's position and recommendation with respect to the Offer is filed as Exhibit (a)(2) hereto and incorporated herein by reference. Depending on, among other things, (i) the personal tax situation, liquidity needs and other financial considerations of each Limited Partner and such Limited Partner's own facts and circumstances,
(ii) such Limited Partner's own assessment of the Offer and the relevant facts, as well as any competing unsolicited tender offers that have been made, or may be made prior to the expiration of the Offer, (iii) such Limited Partner's willingness to accept the risks relating to the amount of proceeds that the Partnership will actually realize from the sales of its remaining Media Properties and (iv) the timing of any distributions of such proceeds, certain Limited Partners may determine that it is appropriate to tender their Units in the Offer or in a competing tender offer. However, the Partnership and the General Partner believe that all Limited Partners should carefully consider the information set forth in Item 4(b) below and elsewhere in this Statement before making a decision whether or not to tender their Units.

     On December 13, 2001 the Partnership entered into an agreement (the "Leveraged Recapitalization Agreement") with Century/ML Cable Venture (the "Joint Venture"), Adelphia Communications Corporation ("Adelphia"), Highland Holdings ("Highland"), and Century Communications Corporation ("Century") to sell its interest in the Puerto Rico cable systems. Adelphia experienced significant financial and other problems that resulted in it seeking bankruptcy protection; Century (the Adelphia subsidiary that holds Adelphia's interest in the Joint Venture) also filed for bankruptcy protection; and Adelphia and Century caused the Joint Venture (over the Partnership's objection) also to file for bankruptcy protection. Both the Joint Venture and Adelphia defaulted in their obligations to purchase the Partnership's interest in the Joint Venture, and the Partnership commenced litigation against the Joint Venture, Adelphia, Century and Highland for breach of the Leveraged Recapitalization Agreement.

     During the time the bankruptcy proceedings continue and until the Partnership is ultimately able to realize value for its interest in the Joint Venture, circumstances such as changes in economic and market conditions, generally, and particularly with respect to media businesses, specific trends in business and finance and in investor sentiment, the level of volatility of interest rates, the actions undertaken by both current and potential or new competitors, as well as the impact of and inherent uncertainties in current, pending and future legislation, regulation, and litigation, may affect the ultimately realized value of the Units. Despite the fact that these bankruptcies will likely delay the Partnership's receipt of the proceeds from its interest in the Joint Venture, perhaps by as much as several years, and despite the uncertainties created by the bankruptcies and related litigations as to the amount the Partnership will ultimately realize for its interest in the Joint Venture, the Partnership has concluded that the Offer is inadequate and not in the best interests of the Limited Partners. However, there can be no assurances as to the amount the Partnership will realize for its interest in the Joint Venture and it cannot now be determined when the Partnership will realize the value of its interest in the Joint Venture; therefore, some Limited Partners with a need for liquidity may wish to consider the Offer. The Partnership does not expect to make any further distributions to Limited Partners until the resolution of the litigation with


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Adelphia, Century, Highland and the Joint Venture and the disposition of the
Partnership's interest in the Joint Venture.

     (b) Reasons. In arriving at its recommendation, the Partnership reviewed the Offer and considered many factors, including the business, financial condition and prospects of the Partnership and the value of its remaining assets (taking into account the Leveraged Recapitalization Agreement for the sale of its interest in the Puerto Rico cable systems), the risks of the bankruptcy proceedings and litigations involving Adelphia, Century and the Joint Venture and the effect those proceedings could have on the Partnership's net asset value, and the likelihood that the Limited Partners will ultimately realize more for their Units in the Partnership than the amount offered by the Purchaser. The Partnership believes that all Limited Partners should carefully consider these and all other relevant facts and circumstances, including their own personal tax situation, liquidity needs and other financial considerations, and should review all available information before making a decision whether or not to tender their Units.

     The Partnership reached the conclusion set forth in Item 4(a) after considering the following factors:

     (i) Sale of Remaining Media Property. The sole remaining operating investment in Media Properties held by the Partnership is its 50% interest in the Joint Venture, which owns C-ML Cable. The Joint Venture and C-ML Cable together own and operate two cable television systems in Puerto Rico. The Joint Venture is a 50-50 joint venture of the Partnership and Century. The Leveraged Recapitalization Agreement entered into by the Partnership in December 2001 provided for the Joint Venture to redeem the Partnership's 50% interest on September 30, 2002, for $279.8 million (subject to reduction, but not below $275 million, if the closing were to have been held earlier). Under the terms of the agreement, Highland, a Pennsylvania general partnership which is owned by members of the Rigas family (the Rigases being the former controlling shareholders of Adelphia), was obligated to arrange financing for the Joint Venture in the amount required to redeem the Partnership's interest in the Joint Venture, Adelphia was obligated to guarantee the financing, and, if the Joint Venture failed for any reason to redeem the Partnership's 50% interest, Adelphia was obligated to purchase the Partnership's interest in the Joint Venture (on the same terms as the redemption) on the next business day after the scheduled date of the redemption. Both the Joint Venture and Adelphia defaulted in their obligations to purchase the Partnership's interest. Highland also defaulted in its obligations under the Leveraged Recapitalization Agreement.

     (ii) Security for Highland and Adelphia Obligations. Century has pledged its 50% interest in the Joint Venture as security for Adelphia's obligation to consummate the purchase of the Partnership's interest in the Joint Venture. Under the terms of the pledge agreement, upon Adelphia's default on its obligation to consummate the purchase of the Partnership's interest, the Partnership has the right to seek to foreclose on Century's 50% interest and to sell 100% of the Joint Venture to a third party. However, on June 10, 2002 Century filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York and, under bankruptcy law, Century's bankruptcy filing precludes the Partnership from foreclosing at this time and will significantly delay the Partnership's ability to proceed with the foreclosure on Century's 50% interest.

     (iii) Litigation with Adelphia, Century, Highland and the Joint Venture. The Partnership has filed suit seeking damages from the Joint Venture, Adelphia, Century and Highland for breach of the Leveraged Recapitalization Agreement. Other claims against Adelphia and Century also have been asserted by the Partnership. The Court has denied the parties' respective cross-motions for summary judgment with respect to the Partnership's claims under the Leveraged Recapitalization Agreement, but has ruled that the Joint Venture, Adelphia, Century and Highland defaulted in their obligations to pay the purchase price set under the Leveraged Recapitalization Agreement to the Partnership by no later than September 30, 2002, subject to a determination that the Leveraged Recapitalization Agreement is


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enforceable. In that regard, Adelphia and Century have now filed counterclaims against the Partnership in which they claim that the Leveraged Recapitalization Agreement is an invalid fraudulent conveyance that should be set aside. Adelphia and Century also accuse the Partnership of committing various alleged wrongful acts against Adelphia. The Joint Venture filed nearly identical counterclaims on April 30, 2003, seeking to have its own obligations under the Leveraged Recapitalization Agreement declared unenforceable. (Because the Partnership has sued Adelphia, Century, the Joint Venture and Highland seeking to enforce its claim under the Leveraged Recapitalization Agreement, and because the Partnership claims entitlement to the recovery of its damages and/or the sale proceeds from any of those entities, including the Joint Venture, the Partnership is "adverse" to the Joint Venture for this purpose, and the Joint Venture has separate counsel.) The Partnership has moved to have each of the counterclaims filed by Adelphia, Century and the Joint Venture dismissed and to have defendants' affirmative defenses stricken. Those motions have been briefed, oral arguments occurred on September 5, 2003 and the Partnership is awaiting decisions from the Court.

     On March 31, 2003, the Bankruptcy Court refused to turn over day-to-day management rights over the Joint Venture to the Partnership, but granted the Partnership's motion requiring Adelphia and Century to accept or reject the Leveraged Recapitalization Agreement by no later than June 30, 2003. Adelphia and Century have elected to reject the Leveraged Recapitalization Agreement, an election that will be treated under the bankruptcy laws as a breach of the Leveraged Recapitalization Agreement by Adelphia and Century (giving the Partnership a claim for damages against Adelphia and Century, payable through the bankruptcy proceedings of those entities, if the Leveraged Recapitalization Agreement is held to be enforceable). As noted above, because each of Adelphia, Century, the Joint Venture and Highland is jointly and severally obligated under the Leveraged Recapitalization Agreement, the Partnership will be entitled to satisfy any judgment for damages from the assets of the Joint Venture (which has sufficient net assets to satisfy such judgment) as well as from Adelphia, Century and Highland.

     In addition, on April 21, 2003, the Bankruptcy Court denied the Partnership's motion to dismiss the bankruptcy filing by the Joint Venture.

     Discovery proceedings with regard to the Partnership's claims and Adelphia and Century's counterclaims have begun; however, due to the existence of criminal prosecution against the Rigas family, the Partnership's matter will not go to trial this year and it is difficult to predict when it will do so.

     (iv) The General Partner Believes that the Value of the Partnership's Remaining Assets Exceeds the Price Offered by the Purchaser. In December 2001, based on the agreement to sell the Partnership's interest in the Puerto Rico cable systems pursuant to the Leveraged Recapitalization Agreement, the General Partner estimated the net asset value of a Limited Partner's interest in the Partnership ("NAV") to be approximately $1,112 per Unit (after taking into account the January 2002 distribution to Limited Partners of $263 per
Unit). This December 2001 NAV reflected (i) the purchase price under the Leveraged Recapitalization Agreement; (ii) the Partnership's cash holdings as of September 30, 2001; (iii) the Partnership's other assets and liabilities at that time; and (iv) the estimated future expenses to be incurred by the Partnership with respect to its remaining operations and the winding-up of the Partnership, based on an anticipated final distribution date of December 31, 2002.

     The December 2001 estimated NAV did not reflect expenses that subsequently have been or will be incurred in connection with the bankruptcy proceedings involving Adelphia, Century or the Joint Venture or the costs of litigation to enforce the Partnership's rights under the Leveraged Recapitalization Agreement. These costs, together with the costs of maintaining the Partnership during the extended pendency of these actions, will reduce the NAV. In addition, the NAV may be further impacted based upon developments in the bankruptcies and related litigations. Accordingly, the Partnership can not now determine a current NAV or determine the actual amount that it will receive for its interest in the Joint Venture. Nevertheless, based on the Partnership's assessment of the value of the Joint Venture's assets and its rights under the Leveraged Recapitalization Agreement (including any claims for damages in connection therewith), the General Partner continues to believe that the holders of the Units ultimately should realize an amount that exceeds the price offered by


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the Purchaser. Limited Partners who tender their Units to the Purchaser will not receive any economic benefit from the sale of the Partnership's interest in the Puerto Rico cable systems, if and when consummated by the Partnership, to the extent such value is not reflected in the price offered in the Offer.

     (v) The Purchaser's Profit Motive. As set forth in the Schedule TO, the Purchaser is making the Offer for investment purposes and with the intention of making a profit from ownership of the Units. The Purchaser also stated its intent is to acquire the Units at the lowest price that might be acceptable to Unit holders and which it believes is less than the value of a Unit will be upon a liquidation of the Partnership.

     (vi) No Established Trading Market. Limited partnership interests are generally illiquid and there is no established trading market for the Units to provide established market valuations for the Units against which to compare the purchase price offered in the Offer. Privately negotiated sales and sales through intermediaries (e.g., through informal secondary markets) currently are the primary means available to a Limited Partner to liquidate an investment in the Units (other than tender offers to purchase, including the Offer) because the Units are not listed or traded on any exchange or quoted on any NASDAQ list or system. Sales recorded by the Partnership for the twelve months ended November 1, 2003 ranged from $250 to $750 per Unit, including Units transferred pursuant to previous tender offers. The weighted average price during this period was approximately $507 per Unit.

     Smithtown Bay, LLC, a Delaware limited liability company, Merced Partners Limited Partnership, Global Capital Management, Inc., Gale Island, LLC, John D. Brandenborg and Michael J. Frey (the "Smithtown Offeror"), each of which is unaffiliated with the Partnership and the General Partner, have disclosed in a Tender Offer Statement on Schedule 14D-1 filed with the SEC on October 16, 2003, as amended on November 3, 2003, November 4, 2003 and November 6, 2003, their unsolicited tender offer (the "Smithtown Offer") to purchase up to 4.8% of outstanding Units of the Partnership. As amended, the Smithtown Offer is being made at a price of $600 per Unit (less cash distributions declared and paid after October 1, 2003) and terminates on November 17, 2003. The Partnership has stated its position and recommendation as to the Smithtown Offer in a Recommendation Statement on Schedule 14D-9 dated October 29, 2003, as amended by an Amendment No. 1 thereto dated November 12, 2003. In addition, CMG Partners, LLC, a Washington limited liability company ("CMG"), has commenced an unregistered tender offer to purchase up to 4.8% of outstanding Units of the Partnership at a price of $500 per Unit (less distribution paid or distributed on or after October 30, 2003), which it has notified the Partnership as having commenced on or about October 30, 2003 (the "CMG
Offer"). The Partnership has provided its recommendation to Limited Partners with respect to the CMG Offer by letter dated November 12, 2003.

     (vii) Limitations on Recognition of Transfers in any Tax Year; Conditions to Transfer; Uncertainty as to Timing of Payment for Units Tendered. As provided in Section 7.1B(1) of the Partnership Agreement, the Partnership need not recognize any transfer that would cause the Partnership to be treated as an association taxable as a corporation for federal income tax purposes, which could result if the transfers of Units were deemed to cause the Partnership to be a "publicly traded partnership." As more fully described in Item 8(a) below, it has been and is the Partnership's practice to limit transfers of Units within any tax year to no more than 4.8% of outstanding Units in order to stay within certain safe harbor tax provisions, so that the Partnership is not classified as a "publicly traded partnership", as provided in Internal Revenue Service Notice 88-75 (the "IRS Notice"). Giving effect to transfers recognized through November 1, 2003, the Partnership has used all of its capacity for transfers and has met the 4.8% cap for tax year 2003. Thus, any transfers pursuant to the Offer would not be recognized prior to January 1, 2004.

     As the Purchaser seeks to purchase approximately 10% of the outstanding Units, the actual number of Units that will be recognized for transfer by the Partnership in tax year 2004, after taking into account the numbers of other transfers previously accepted for recognition in such tax year, may be fewer than the amount tendered and will be fewer than the full amount sought pursuant to the Offer. The Partnership's policy is to recognize Units submitted for transfer on any monthly transfer date in the order


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submitted prior to such transfer date, subject to the restrictions set forth in the Partnership Agreement. Accordingly, as soon as transfers reach the 4.8% annual limit in 2004 (which could occur if a significant number of Units are submitted pursuant to a tender offer that expires prior to the expiration of the Offer), no further transfers will be recognized by the Partnership in such tax year, except for certain transfers that may be designated as excluded transfers under the tax law. In such event, all transfer documents relating to unrecognized transfers submitted by the Purchaser will be rejected by the Partnership and returned to the Purchaser.

     According to the terms of the Offer, a Limited Partner that tenders his, her or its Units will be paid as promptly as practicable following the expiration date of the Offer (December 5, 2003, unless extended; the "Expiration Date") and after the Purchaser has received confirmation that the transfer of Units has been effectuated and the Purchaser has been substituted as a Limited Partner with respect to the Units transferred.

     In addition, while the Offer states that acceptance of the Offer is revocable until the Expiration Date, the Purchaser will not be required to accept for payment or pay for Units not theretofore accepted and may terminate or amend the Offer if certain conditions exist, including, in certain cases, an increase or proposed increase by another person of its ownership of Units by two percent or more of the outstanding Units. Finally, since the Offer also states that if more than 18,799 Units are validly tendered, and not properly withdrawn on or prior to the Expiration Date, and all conditions of the Offer are satisfied, the Purchaser will accept for payment a pro rated amount of Units tendered (disregarding fractional Units) for each Limited Partner.

     Accordingly, it is uncertain (a) when (if ever) the transfer of Units tendered pursuant to the Offer will actually be recognized by the Partnership,
(b) how many of each Limited Partner's Units will be accepted, (c) what the status of any such unrecognized transfer to the Purchaser will be, and (d) when Limited Partners who tender their Units to the Purchaser will actually be paid.

     (viii) Other Limitations to Recognition of Transfers. In addition to the limitations on transfer described above, the Partnership Agreement in Section 7.3, contains other limitations applicable to the transfer of interests including certain restrictions imposed in connection with rules of the FCC. Units may only be transferred to "Eligible Citizens", as defined in the Partnership Agreement. Furthermore, additional information must be provided to the Partnership by any transferee wishing to be recognized as the owner of 1% or more of the Partnership Units to address certain FCC regulatory concerns related to the ownership of the Partnership's Media Properties. Transfers will be recorded on the books and records of the Partnership only upon the satisfactory completion and acceptance by the General Partner of transfer documents acceptable to the General Partner, in compliance with applicable laws and the terms of the Partnership Agreement. In addition, for example, the FCC's rules prohibit a local exchange carrier or its affiliate from acquiring, directly or indirectly, more than a 10% financial interest, or any management interest, in any cable operator providing cable service within the local exchange carrier's telephone service area. The Partnership will require confirmation that the Purchaser is not affected by and otherwise complies with the foregoing restrictions prior to recognizing a transfer of Units tendered.

     (ix) Limited Partners May Be Able to Sell Their Units at a Higher Price. The Partnership recommends that Limited Partners who seek current liquidity but do not wish to sell their Units pursuant to the Offer make their own inquiry as to alternative transactions that may be available, including among others, the informal secondary market for trading limited partnership interests, any proposed or pending tender offer by any other parties and any other offer that may be announced prior to the expiration of the Offer. There can be no assurances, however, that a Limited Partner will be able to sell his, her or its Units or achieve a higher price in an alternative transaction.

     (x) Lack of Depository. The Purchaser has not engaged a depositary for the Offer. As a result, there is no independent third party holding funds of the Purchaser for payment of the Offer Price that can verify independently that such funds are available for payment. Accordingly, if the Purchaser suffers an


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event of bankruptcy or other material adverse event prior to payment of the
Offer Price to Unit holders, such payment may be delayed or not occur.

     (xi) Certain Tax Considerations; Continuing Tax Reporting Obligations. According to the terms of the Offer, the Purchaser may choose to pay for Units before recognition of transfer by the Partnership (including upon the Purchaser's confirmation, to its reasonable satisfaction, that it will have the right to receive all allocations and distributions attributable to such Units). Thus, to the extent 18,779 or fewer Units are tendered and paid for by the Purchaser but not recognized for transfer by the Partnership, tendering Limited Partners of those Units will continue to be Limited Partners of record and will continue to receive Schedule K-1 tax reports through the year such transfer is ultimately recognized, if at all, and may have continuing tax reporting obligations.

     Limited Partners who have any remaining suspended "passive activity losses" from their investment in Units or otherwise should note that only a portion of any income (or loss) realized on the sale of Units will be classified as passive activity income (or loss). Additionally, if a Limited Partner is not able to sell all of his or her Units in the Offer, a portion of any remaining unused passive activity losses attributable to the investment in the Units will remain suspended until the sale or other disposition of the remaining Units or the investor realizes sufficient passive activity income from his or her other investments to offset against those suspended losses.

     In making its recommendations with respect to the Offer, the Partnership has not taken into account the tax consequences of, or the tax consequences to Limited Partners as a result of accepting or rejecting, the Offer. Those tax consequences could vary significantly for each Limited Partner based on such Limited Partner's unique tax situation or other circumstances.

     Each Limited Partner must make his, her, or its own decision whether to accept or reject the Offer. The Partnership has not engaged any financial advisor to evaluate the terms of the Offer or to determine whether the Offer is fair to Limited Partners. Limited Partners are urged to carefully review all of the information contained in the Offer, as well as the Partnership's publicly available annual, quarterly and other reports, and the terms of any tender offers by any other parties. The Partnership urges Limited Partners to consider carefully all such information, as well as the information contained in this Statement, and to consider their own personal situation and consult with their own tax, financial or other advisors in evaluating the terms of the Offer before deciding to tender Units. Limited Partners who have an immediate need for liquidity or who otherwise would prefer not to wait before realizing the potential value of the Units at liquidation of the Partnership may wish to consider the Offer.

     (c) Intent to Tender. Neither the Partnership nor the General Partner, to the knowledge of the Partnership, any affiliate of the Partnership or the General Partner intends to tender to the Purchaser any Units that are held of record or beneficially by such person.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

     Neither the Partnership nor anyone acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person to make solicitations or recommendations to Limited Partners on its behalf concerning the Offer.

Item 6. Interest in Securities of the Subject Company.

     To the knowledge of the General Partner, neither the Partnership nor the General Partner or any of their executive officers, directors, affiliates or subsidiaries has effected any transactions in the Units during the past 60 days.

Item 7. Purposes of the Transaction and Plans or Proposals.

     (a) No negotiation is being undertaken or is underway by the Partnership in response to the Offer which relates to or would result in: (i) a tender offer or other acquisition of securities by or of the Partnership, any subsidiary of the Partnership or any other person; (ii) an extraordinary transaction such as a merger, reorganization or liquidation involving the Partnership or any subsidiary of the Partnership; (iii) a purchase, sale or transfer of a material amount of assets by the Partnership or any subsidiary of the Partnership; or (iv) any material change in the present dividend rate policy, or indebtedness or capitalization of the Partnership. In addition, the Partnership received (after the commencement of the Offer) a request from a third party (not affiliated with the Purchaser, the Smithtown Offeror or CMG) to obtain a list of Limited Partners for the purpose of a possible unsolicited offer to purchase Units.

     (b) Except as provided in the next sentence, there are no transactions, board or partnership resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in Item 7(a). As described in Items 3 above, the Partnership and an affiliate of the Purchaser are parties to a Confidentiality Agreement which acknowledges the 4.8% limitation on the number of transferred Units that the Partnership will recognize during any tax year.

Item 8. Additional Information.

     Limited Partners are advised that all transfers of Units of the Partnership are subject to the satisfaction of the General Partner that the conditions necessary to transfer pursuant to the Partnership Agreement have been satisfied.

     The Partnership currently is treated as a partnership for Federal income tax purposes, and the General Partner believes it has a duty to all Limited Partners to preserve this tax treatment. The General Partner will take no action that it believes could cause the Partnership to be treated as an association taxable as a corporation and not as a partnership for Federal income tax purposes. It has been and is the policy of the General Partner that it will not recognize any transfers of Units on behalf of the Partnership in any tax year of the Partnership if such transfers, together with all other transfers made during such tax year, would cause transfers of Units to exceed 4.8% of the outstanding Units (an amount previously set by the Partnership so as not to inadvertently exceed the 5% safe harbor set forth in Paragraph II, Section C(1) of the IRS Notice). The General Partner believes that this policy serves the best interests of the Partnership and the Limited Partners. The General Partner will consider any transfer pursuant to the Offer as counting toward the 5% limitation set forth in the IRS Notice unless it has been advised by private letter ruling of the Internal Revenue Service addressed to the Partnership and the General Partner that such transfers would be excluded transfers under the IRS Notice and would be disregarded for the purposes of such percentage limitations.

     The Partnership notes that a variety of factors, many of which are beyond its control, affect media property values, marketability and the Partnership's value, business prospects, and results, and could cause actual results and experience to differ materially from the expectations and estimates expressed herein. These factors include, but are not limited to, the effect of changing economic and market conditions, generally, and particularly with respect to media businesses, generally, or in specific local markets where the Partnership's Media Properties are located, or on specific trends in business and finance and in investor sentiment, the level of volatility of interest rates, the actions undertaken by both current and potential or new competitors, the impact of and inherent uncertainties in current, pending and future legislation, regulation, and litigation, and the other risks and uncertainties described herein. The Partnership undertakes no responsibility to update or revise any forward looking statements.

Item 9. Exhibits.

        Exhibit No.   Description
        -----------   -----------

        (a)(1)        Not applicable.

        (a)(2) Letter from the Partnership to Limited Partners dated November 12, 2003.

        (a)(3)        Not applicable.

        (a)(4)        Not applicable.

        (a)(5)        Not applicable.

        (e)(1) Second Amended and Restated Agreement of Limited Partnership of ML Media Partners, L.P., dated as of May 14, 1986, as amended by Amendment No. 1, dated February 27, 1987.(1)

        (e)(2) Leveraged Recapitalization Agreement between the Partnership and the Joint Venture, Adelphia, Highland and Century dated December 13, 2001.(2)

        (e)(3) Confidentiality Agreement between the Partnership and Madison dated May 4, 1999.

        (g)           Not applicable.
        ___________________________
        (1) Incorporated by reference to Exhibit (c)(1), of the Partnership's Solicitation/Recommendation Statement on Schedule 14D-9 as filed with the Securities and Exchange Commission (the "SEC") via EDGAR on November 30, 1998.
        (2) Incorporated by reference to Exhibit 10.38 to the Partnership's Annual Report on Form 10-K for the fiscal year ended December 29, 2000 as filed with the SEC via EDGAR on March 27, 2003.

                                   SIGNATURES



     After due inquiry and to the best of his or her knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                              ML MEDIA PARTNERS, L.P.


                               By Media Management Partners, its General
                                  Partner

                               By RP Media Management, general partner


                               By:    s/s  Elizabeth McNey Yates
                                      --------------------------
                               Name:  Elizabeth McNey Yates
                               Title: Executive Vice President

                               By ML Media Management Inc., general partner


                               By:    s/s  Kevin K. Albert
                                      --------------------
                               Name:  Kevin K. Albert
                               Title: President


     Dated: November 12, 2003

                                  EXHIBIT INDEX

     Exhibit No.    Description                                             Page
     -----------    -----------                                             ----

     (a)(1)         Not applicable.

     (a)(2) Letter from the Partnership to Limited Partners dated November 12, 2003.

     (a)(3)         Not applicable.

     (a)(4)         Not applicable.

     (a)(5)         Not applicable.

     (e)(1) Second Amended and Restated Agreement of Limited Partnership of ML Media Partners, L.P., dated as of May 14, 1986, as amended by Amendment No. 1, dated February 27, 1987.(1)

     (e)(2) Leveraged Recapitalization Agreement between the Partnership and the Joint Venture, Adelphia,
                    Highland and Century dated December 13, 2001.(2)

     (e)(3) Confidentiality Agreement between the Partnership and Madison dated May 4, 1999.

     (g)            Not applicable.
     ____________________________
     (1) Incorporated by reference to Exhibit (c)(1), of the Partnership's Solicitation/Recommendation Statement on Schedule 14D-9 as filed with the Securities and Exchange Commission (the "SEC") via EDGAR on February 9, 1999.
     (2) Incorporated by reference to Exhibit 10.38 to the Partnership's Annual Report on Form 10-K for the fiscal year ended December 29, 2000 as filed with the SEC via EDGAR on March 27, 2003.